NEOS ETF Trust 485BPOS

Exhibit 99(h)(14)

NEOS MSCI EAFE HIGH INCOME ETF

OPERATING EXPENSES LIMITATION/AFFE AGREEMENT

NEOS INVESTMENT MANAGEMENT LLC

THIS OPERATING EXPENSES LIMITATION/AFFE AGREEMENT (the “Agreement”) is by and between NEOS ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NEOS MSCI EAFE HIGH INCOME ETF (the “Fund”), a series of the Trust, and the adviser, NEOS INVESTMENT MANAGEMENT LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”);

WHEREAS, the Fund from time to time may invest in other registered investment companies (“Underlying Investment Companies”) and through such investments pay the advisory fees of the Underlying Investment Companies and be subject to such Underlying Investment Companies’ expenses, which the shareholders of the Fund would indirectly bear (see definition of “Acquired Fund Fees and Expenses” and “AFFE” below);

WHEREAS, the Fund pays the Adviser pursuant to the Advisory Agreement an advisory fee called a “unitary fee” whereby the Adviser pays all of the expenses of the Fund except for the advisory fee paid to the Adviser, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, AFFE, extraordinary expenses, and distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; and

WHEREAS, the Adviser desires to limit the aggregate of the Fund’s Total Operating Expense Ratio and AFFE pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Adviser to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses and AFFE. The Adviser hereby agrees to limit the aggregate of the Fund’s Total Operating Expenses and AFFE to 0.68% per annum of the Fund’s average daily net assets (the “Annual Limit”). In the event that the current Total Operating Expenses of the Fund and AFFE, as accrued each month, exceed the Annual Limit, the Adviser on a monthly basis will, as needed, waive its advisory fee in an amount equal to the excess expense or pay to the Fund the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definitions. For purposes of this Agreement:

a.	the term “Total Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s advisory Fee detailed in the Advisory Agreement, but does not include (i) interest expenses and dividends on short sales, and any fees and expenses incurred in connection with credit facilities including any commitment fees on borrowings, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs, collateral valuations, liquidation and custody costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses including but not limited to litigation costs;

b.	the term “Acquired Fund Fees and Expenses” or “AFFE” is defined as those terms are defined in Form N-1A, the registration statement for open-end investment companies.

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for three years from the date on which the waiver or reimbursement occurs, if such reimbursement can be achieved within the lesser of the Annual Limit or the expense limits in place at the time of recoupment. The Adviser’s right to receive such reimbursement shall survive the termination of either this Agreement or the Advisory Agreement.

4. Term. This Agreement as to the Fund shall become effective on the date of execution and shall remain in effect until September 10, 2026, unless sooner terminated as provided in Paragraph 5 of this Agreement. The Agreement may be extended by us for successive twelve-month periods, provided that such extension is approved by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate, with respect to the Fund if the Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year written below.

NEOS ETF TRUST:
Neos MSCI EAFE High Income ETF		NEOS INVESTMENT MANAGEMENT LLC

By:	/s/ Garrett Paolella	By:	/s/ Troy Cates
Name:	Garrett Paolella	Name:	Troy Cates
Title:	President	Title:	Managing Member
Date:	September 10, 2025	Date:	September 10, 2025

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